		New York Northern California Washington DC São Paulo London	Paris Madrid Tokyo Beijing Hong Kong

John B. Meade

Davis Polk & Wardwell LLP 450 Lexington Avenue New York, NY 10017	212 450 4077 tel 212 701 5077 fax john.meade@davispolk.com

November 5, 2020

Re:	SLM Corporation
Schedule TO-I
Filed October 27, 2020
File No. 005-51535

VIA EDGAR

Mr. Valian A. Afshar

Special Counsel

Office of Mergers & Acquisitions

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549-3628

Dear Mr. Afshar,

On behalf of SLM Corporation, a Delaware corporation (the “Company”), this letter sets forth the Company’s responses to the comments from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) relating to the Company’s Schedule TO-I (File No. 005-51535, the “Schedule TO”) contained in the Staff’s letter dated November 2, 2020 (the “Comment Letter”). In response to the comments set forth in the Comment Letter, the Company has revised the Schedule TO and is filing Amendment No. 2 to the Schedule TO (“Amendment No. 2”) together with this response letter.

Set forth below are the Company’s responses to the Staff’s comments. For convenience, the Staff’s comments are repeated below in italics, followed by the Company’s response to the comments as well as a summary of the responsive actions taken. We have included item numbers to refer to the location in Amendment No. 2 where the revised language addressing a particular comment appears.

Schedule TO-I

Exhibit (a)(1)(A) – Offer to Purchase

General

1.

We note that the Offer is for up to 2,000,000 shares of the Securities, which, if fully tendered, would comprise 50% of the currently outstanding Securities. We further note your disclosure on pages 11 and 12 indicating that you “may acquire Securities that remain outstanding” in the future. Notwithstanding your disclosures in response to Items 6(c) and 13 of the Schedule TO, please confirm your understanding that if the Company conducts a subsequent acquisition of the Securities that has a reasonable likelihood or purpose of producing one of the effects enumerated in Rule 13e-3(a)(3)(ii), the Offer could be deemed the first step in a series of transactions that constitute a Rule 13e-3 transaction. See Rule 13e-3(a)(3) and Q&A #4 of Release No. 34-17719.

Mr. Valian A. Afshar Special Counsel Office of Mergers & Acquisitions Division of Corporation Finance U.S. Securities and Exchange Commission	2	November 5, 2020

In response to the Staff’s comment, the Company respectfully submits that the tender offer (the “Offer”) is not a Rule 13e-3 transaction as the Offer does not have either a reasonable likelihood of, or the purpose of producing, either directly or indirectly, any of the effects described in Rule 13e-3(a)(3)(ii). By offering to purchase no more than 2,000,000 of the outstanding 4,000,000 shares of the Series B Preferred Stock, neither the listing of the Series B Preferred Stock on the NASDAQ Global Select Market, nor the obligation to report to the Commission associated with the Series B Preferred Stock, will be eligible for termination or suspension. Further, the Company has no current plans, in connection with the Offer or otherwise, to pursue a transaction or subsequent acquisition of Series B Preferred Stock that would have a reasonable likelihood of, or the purpose of producing, any of the effects described in Rule 13e-3(a)(3)(ii). To remove any ambiguity with respect to its intent in this regard, the Company has deleted the paragraph subtitled “The Securities may be acquired by the Company other than through the Offer in the future” in the section entitled “Certain Significant Considerations” and the first sentence of the third paragraph of the sub-section entitled “Proration” in “Section 1, Number of Securities; Expiration Date.” On that basis, the Company respectfully submits that the Offer is not, and should not be deemed to be, the first step in a series of transactions that is reasonably likely to constitute a Rule 13e-3 transaction. In the future, if the Company undertakes a transaction with respect to the shares of Series B Preferred Stock then outstanding that has a reasonable likelihood of producing, or the purpose of which is to produce, one of the effects enumerated in Rule 13e- 3(a)(3)(ii), the Company will comply with the rules applicable to a Rule 13e-3 transaction.

Purpose of the Offer, page 13

2.

We note the following statement: “The principal purpose of the Offer is to reduce our future dividend payments and to enhance our capital structure.” Please revise this statement to provide additional detail clarifying how the Offer would “enhance” your capital structure. See Items 1006(a) and 1011(c) of Regulation M-A. Please also make any conforming changes to similar statements made elsewhere in the Offer to Purchase.

In response to the Staff’s comment, the Company has revised the Offer to Purchase to remove the phrase “and to enhance our capital structure” or similar phrases from places in which it appears in the Offer to Purchase.

Procedures for Tendering the Securities, page 13

3.

We note your statements on page 16 indicating that certain of your determinations and interpretations “will be final and binding on all parties.” Please revise these statements to remove the implication that shareholders may not challenge your determinations and interpretations in a court of competent jurisdiction.

In response to the Staff’s comment, the Company has added additional disclosure to the Offer to Purchase. In particular, the Company has added the phrase “, subject to a shareholder’s right to challenge our determination in a court of competent jurisdiction” to the end of the first and third sentences in the paragraph entitled “Determination of Validity; Rejection of Securities; Waiver of Defects; No Obligation to Give Notice of Defects” in Section 3, “Procedures for Tendering the Securities” and to the end of the second sentence of the third paragraph in Section 4, “Withdrawal Rights.”

Mr. Valian A. Afshar Special Counsel Office of Mergers & Acquisitions Division of Corporation Finance U.S. Securities and Exchange Commission	3	November 5, 2020

Miscellaneous, page 28

4.

We note the following statement: “If, after such good faith effort, the Company cannot comply with the applicable law, the Company will not make the Offer to (nor will tenders be accepted from or on behalf of) the holders of Securities in that jurisdiction.” While offer materials need not be disseminated into jurisdictions where such a distribution would be impermissible, please remove the implication that tendered Securities will not be accepted from all shareholders. See Rule 13e-4(f)(8)(i) and guidance in Section II.G.1 of Exchange Act Release No. 58597 (September 19, 2008).

In response to the Staff’s comment, the Company has revised the Offer to Purchase to remove the phrase “(nor will tenders be accepted from or on behalf of)” or similar phrases from places in which it appears in the Offer to Purchase.

Please do not hesitate to contact me at (212) 450-4077 or john.meade@davispolk.com if you have any questions regarding the foregoing or if I can provide any additional information.

Very truly yours,

/s/ John B. Meade

John B. Meade

cc:	Steven J. McGarry
Michael Sheehan
SLM Corporation

Marisa D. Stavenas
Simpson Thacher & Bartlett LLP